SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of: September 30, 2001

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

543 Granville Street, Suite 1200

Vancouver, British Columbia, Canada V6C 1X8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1 of 19)

QUARTERLY REPORT

BC FORM 51-901F

(Previously Form 61)

BCSC British Columbia Securities Commission

Incorporated As Part: X Schedule A

Schedule B and C

ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
MINCO MINING & METALS CORPORATION	September 30, 2001	01/11/29
Issuer's Address	Issuer's Fax No.	Issuer's Telephone No.
#1200-543 Granville St. Vancouver, BC V6C 1X8	604.688.8030	604.688.8002
Contact Person	Contact's Position	Contact's Telephone No.
Ken Cai	President & CEO	604.688.8002
Contact Email Address info@minco-mining.com	Web Site Address www.minco-mining.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature " William Meyer "	Print Full Name: William Meyer	Date Signed YY/MM/DD 01/11/29
Director's Signature " Ken Z. Cai "	Print Full Name Ken Z. Cai	Date Signed YY/MM/DD 01/11/29

MINCO MINING & METALS CORPORATION

Consolidated Financial Statements

September 30, 2001

(Expressed in Canadian Dollars)

Index

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

MINCO MINING & METALS CORPORATION
Consolidated Balance Sheets
(Unaudited Prepared by Management) (Expressed in Canadian Dollars)
		September 30, 2001	December 31, 2000

ASSETS

Current
Cash and cash equivalents		$102,052	$219,333
Marketable securities		598,874	1,142,829
Accounts receivable		261,409	78,076
Prepaid expenses and deposits		64,876	56,601

		1,027,211	1,496,839

Mineral interests (Notes 2a & 3)		100	100

Capital assets		112,992	134,664

		$1,140,303	$1,631,603

LIABILITIES

Current
Accounts payable and accrued liabilities		$325,410	$328,873

SHAREHOLDERS' EQUITY

Share capital (Note 4)		10,286,933	10,286,933

Deficit		(9,472,040)	(8,984,203)

		814,893	1,302,730

		$1,140,303	$1,631,603

Approved by the Directors:	"Ken Z. Cai"	"William Meyer"
	Ken Z. Cai	William Meyer

MINCO MINING & METALS CORPORATION
Consolidated Statements of Operations and Deficit
(Unaudited Prepared by Management) (Expressed in Canadian Dollars)
	Three Months Ended September 30, 2001	Three Months Ended September 30, 2000	Nine Months Ended September 30, 2001	Nine Months Ended September 30, 2000

Interest and sundry income	$10,787	($1,572)	$63,159	$37,500
Exploration costs (recovery) (Notes 2a & 3)	76,442	42,267	58,415	360,532

Administrative expenses
Accounting	12,660	8,525	52,630	55,526
Advertising	1,320	2,522	9,478	17,225
Amortization of capital assets	5,825	13,238	16,944	39,659
Conference	-	-	-	2,377
Investor relations - consulting	16,466	24,190	42,832	123,468
Legal	35,052	1,282	82,981	3,357
Listing, filing and transfer agents	1,654	811	14,878	14,300
Management fees	7,166	17,073	23,605	39,479
Office and miscellaneous	5,206	10,460	35,092	46,234
Promotion and government relations	6,807	12,409	56,543	103,018
Property investigation	2,286	0	4,089	-
Rent	18,730	14,000	46,492	50,754
Salaries and benefits	15,772	19,821	58,541	39,160
Telephone	1,845	3,043	6,052	12,185
Travel and transportation	12,945	11,832	42,298	25,597
Foreign exchange loss (gain)	0	205	126	7,775

	143,734	139,411	492,581	580,114

Loss for the period	(209,389)	(183,250)	(487,837)	(903,146)

Deficit, beginning of period
As previously stated	(9,262,651)	(6,479,785)	(6,702,833)	(6,078,154)
Adjusted for change in accounting for exploration costs	-	(2,153,541)	(2,281,370)	(1,835,276)

As restated	(9,262,651)	(8,633,326)	(8,984,203)	(7,913,430)

Deficit, end of period	(9,472,040)	(8,816,576)	(9,472,040)	(8,816,576)

Loss per share	($0.01)	($0.01)	($0.03)	($0.06)

Weighted average number of
common shares outstanding	16,380,123	16,380,123	16,380,123	16,320,652

MINCO MINING & METALS CORPORATION
Consolidated Statements of Cash Flow
(Unaudited Prepared by Management) (Expressed in Canadian Dollars)
	Three Months Ended September 30, 2001	Three Months Ended September 30, 2000	Nine Months Ended September 30, 2001	Nine Months Ended September 30, 2000

Cash flows from (used in) operating activities
Net loss for the period	($209,389)	($183,250)	($487,837)	($903,146)
Adjustment for items not including cash:
- amortization	8,363	13,238	24,678	39,659
- gain on sale of marketable securities	0	0	(30,922)	-

	(201,026)	(170,012)	(494,081)	(863,487)
Changes in non-cash working capital items:
- accounts receivable	(5,897)	(19,744)	(183,333)	(7,919)
- prepaid expenses and deposits	(9,099)	8,867	(8,275)	28,979
- accounts payable and accrued liabilities	14,931	(6,878)	(3,463)	(7,287)

	(201,091)	(187,767)	(689,152)	(849,714)

Cash flows from financing activities
Shares issued for cash	0	0	0	111,100

Cash flows from (used in) investing activities
Acquisition of capital assets	(2,425)	(449)	(3,006)	(1,409)
Proceeds from sales of marketable securities	144,277	104,790	3,099,178	553,733
Purchase of marketable securities	0	0	(2,524,301)	-

	141,852	104,341	571,871	552,324

Decrease in cash and cash equivalents	(59,239)	(83,426)	(117,281)	(186,290)

Cash and cash equivalents, beginning of period	161,291	165,360	219,333	268,224

Cash and cash equivalents, end of period	$102,052	$81,934	$102,052	$81,934

1. Basis of Presentation

These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company, except as described in Note 2 below. These interim consolidated financial statements do not include all disclosures normally provided in the annual consolidated financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2000.

Certain comparative figures have been reclassified to conform to the current period's presentation.

2. Change in Accounting Policy

a) The Company has changed its accounting policy to write-off exploration costs until such time as reserves are proven. The result is a write-down of the Company's previously capitalized Mineral Interests to a nominal value.

The change in accounting policy has been accounted for retroactively. The effect of the change in policy is to reduce the Mineral interest value at September 30, 2001 by $2,339,785 (December 31, 2000 - $2,281,370), increase the opening deficit at January 1, 2001 by $2,281,370 (January 1, 2000 - $1,835,276) and to increase the loss for the nine-months ended September 30, 2001 by $58,415 (September 30, 2000  $360,532).

b) Effective from January 1, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

The adoption of the new standard has no effect on the calculation of diluted earnings (loss) per share amount for the prior period as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive. Therefore, basic and diluted earnings (loss) per share would be the same.

3. Mineral Interests

The costs incurred on the Company's mineral properties, which are all located in China, are as follows:
	Costs incurred to December 31, 2000	January 1 to September 30, 2001 Exploration Costs, net of expense recovery	Costs incurred to September 30, 2001

a) Currently active properties
White-Silver Mountain	$ 1,395,428	$ (136,485)	$ 1,253,276
Heavenly Mountains	436,519	-	436,519
Inner Mongolia Gobi Gold	449,023	194,900	638,423

	2,280,970	58,415	2,339,385

a) Inactive properties
Emperor's Delight	100	-	100
Crystal Valley	100	-	100
Stone Lake	100	-	100
Changba Lijiagou Lead-Zinc Deposit	100	-	100
Chapuzi	100	-	100

	500	0	500

	$ 2,281,470	$ 58,415	2,339,885

Write-down of Mineral interests			(2,339,785)

			$ 100

4. Share Capital

(a) Authorized: 100,000,000 common shares without par value

(b) Issued:
	Shares	Amount
Balance December 31, 1999	16,270,123	10,175,833
Share purchase warrants exercised at $1.01 per share	110,000	111,100
Balance, December 31, 2000 and September 30, 2001	16,380,123	$10,286,933

(c) As at September 30, 2001, 2,991,322 (2000  3,562,328) of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

(d) Stock options outstanding at September 30, 2001 are as follows:
Number of Shares	Exercise Price	Expiry Date

270,000	$0.55	January 2, 2006
506,500	$0.55	March 5, 2006
150,000	$0.55	July 16, 2006
97,300	$0.55	October 8, 2006
100,000	$0.55	December 1, 2006
97,300	$0.55	March 6, 2007
49,500	$0.55	June 20, 2007
1,270,600

Each option entitles the holder to acquire one share of the Company.

Related Party Transactions

(a) The Company incurred the following expenses to its directors or corporations controlled by its directors:
	Nine-months ended September 30, 2001	Nine-months ended September 30, 2000

Management fees and salaries	$ 23,606	$ 67,556
Exploration costs	56,994	42,228
	$ 80,600	$109,784

(b) Accounts payable of $68,299 (2000 - $51,632) is due to a director or a corporation controlled by a director of the Company.

1. Reconciliation of Canadian and United States Generally Accepted Accounting Principles

(a) The Consolidated Statement of Shareholders' Equity, prepared in accordance with the U.S. GAAP as required, is now presented as an additional schedule.

(b) Reconciliation of Consolidated Balance Sheet items:
	September 30, 2001	December 31, 2000
Mineral interests (Canadian GAAP)	$ 100	$ 100
Capitalized deferred exploration costs written-off	(100)	(100)
Mineral interests (US GAAP)	-	-
Securities available for sale (Canadian GAAP)	598,874	1,142,829
Unrealized gain	17,532	17,430
Securities available for resale (US GAAP)	616,406	1,160,259
Total assets (US GAAP)	1,157,735	1,648,933
Total liabilities (US GAAP)	325,410	328,873

(c) Reconciliation of Consolidated Statement of Operations Items:
	Nine months ended September 30, 2001	Nine months ended September 30, 2000
Loss for the year (Canadian GAAP)	$ (487,837)	$(903,146)
Increase in unrecognized gain on securities	102	-
Release of escrow shares as compensation	(199,852)	-
Loss for the year (US GAAP)	(687,587)	(903,146)
Loss per share basic and diluted (US GAAP)	(0.05)	(0.06)
Weighted average number of common shares outstanding - basic and diluted (US GAAP)	13,388,801	12,828,232

6. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(d) Marketable Securities

All of the Company's marketable securities are classified as available-for-sale securities under US GAAP. Available-for-sale securities are recorded at market value. Unrealized holding gains and losses on available-for-sale securities are excluded from income and charged to accumulated other comprehensive income as a separate component of shareholders' equity until realized. A summary of available-for-sale securities by major security type are as follows:
	Cost	Gross unrealized holding gains (losses)	Market value
September 30, 2001:
Bonds issued by provincial government in Canada	$ 598,874	$17,532	$ 616,406
December 31, 2000:
Bonds issued by provincial government in Canada	$1,142,829	$17,430	$1,160,259

(e) Escrow Shares

562,500 escrow shares may be released, upon application, on the basis of 15% of the original number of escrow shares for every $100,000 expended on exploration and development of a resource property provided that no more than 50% of the original number of escrow shares may be released in any twelve-month period. In addition, where administrative expenses exceed 33% of total expenditures during the period of application, then the release factor of 15% will be reduced to 7.5% and the percentage of the original number of escrow shares available for release in any twelve-month period will be reduced to 25%. There were no shares released during 2000 and 140,625 shares released during the six months ended June 30, 2001. As at September 30, 2001 there were no such escrow shares outstanding.

Pursuant to another escrow share agreement, 4,880,000 escrow shares may be released, upon application, on the basis of one escrow share for every $1.81 expended on exploration and development of a resource property, including expenditures on mining equipment, but excluding expenditures on Chapuzi and Savoyardinskii properties. There were no shares released during 2000 and 430,381 shares released during the nine months ended September 30, 2001. As at September 30, 2001 there were 2,991,322 such escrow shares outstanding.

6. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(e) Escrow Shares (continued)

U.S. GAAP requires that the fair value of the shares at the time they are released from escrow should be recognized as a charge to income as a compensation expense. A summary of the escrow shares released is presented as follows:
	Shares	Compensation Expense

Balance, December 31, 1997	5,442,500
Released from escrow at $1.20 per share	(1,230,811)	$1,476,973
Balance, December 31, 1998	4,211,689
Released from escrow at $1.50 per share	(649,361)	$974,042
Balance, December 31, 1999 and 2000	3,562,328
Released from escrow at $0.35 per share	(571,006)	$199,852
Balance, September 30, 2001	2,991,322

As escrow shares are contingently cancellable, they are excluded from the calculation of weighted average number of shares for purposes of loss per share under U.S. GAAP. The effect of accounting treatment on escrow shares on the Company's consolidated financial statements under US GAAP are presented in Note 12(c) and the Consolidated Statement of Shareholders' Equity.

(f) Stock Options Compensation

The Company has been granting stock options to directors, officers and employees from 1995 onwards. All options granted were vested immediately and will be exercised from the date of grant for a period from one year to ten years.

In 1999, the Company adopted another Stock Option Plan ("the 1999 Plan") for the grant of options to certain employees. Options granted under the 1999 Plan will be exercisable from the date of grant for a period from one year to seven years and would vest upon when the Company's share price reached certain level. These options granted were subsequently cancelled in 2000.

6. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(f) Stock Options Compensation (continued)

There were no stock options granted in 2000 and 320,000 granted in 2001. During 2001 the Company repriced all of the outstanding options to a price of $0.55 per share. A summary of the options outstanding at September 30, 2001 is as follows (see note 3d) also):
Options Outstanding				Options Exercisable
Range of Exercise Price	Number Outstanding	Weight Average Remaining Contractual Life (Year)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$0.01 - $1.00	1,270,600	4.67	$0.55	1,270,600	$0.55

The Company applies Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options. Under APB 25, no compensation is recognized in connection with options granted to employees except if options are granted at a strike price below fair value of the underlying stock. The adoption of APB 25 has nil effect on the Company's consolidated financial statements.

Pro-forma information regarding Loss for the period and Loss per Share is required under SFAS 123, and has been determined if the Company has accounted for its stock options under the fair value method of SFAS 123. If compensation cost for the stock option plan had been determined based on the fair value at the grant dates for awards under the plan, consistent with the alternative method set forth under SFAS 123, the Company's loss for the year, basic and diluted loss per share would have been increased on a pro-forma basis as indicated below:
	September 30, 2001	September 30, 2000
Loss for the year:
- as reported	$(687,587)	$(903,146)
- pro-forma	$(687,587)	$(903,146)
Basic and diluted loss per share:
- as reported	$(0.05)	$(0.07)
- pro-forma	$(0.05)	$(0.07)

MINCO MINING & METALS
(An exploration stage enterprise)

Consolidated Statements of Shareholders' Equity
Period ended September 30, 2001 and December
(Expressed in Canadian Dollars)
						Accumulated
				Compre-		other	Total
			Additional	hensive		compre-	Share-
	Common shares		paid-in	income	Deficit	hensive	holders'
	Shares	Amount	capital	(loss)	accumulated	income (loss)	equity

Balance, December 31, 1999	16,270,123	-	$14,299,814	$-	$(11,921,162)	$(116,349)	$2,262,303
Shares issued on April 11, 2000
for exercise of warrants at $1.01 per share	30,000	-	30,300	-	-	-	30,300
Shares issued for cash on April 23, 2000
for exercise of warrants at $1.01 per share	15,000	-	15,150	-	-	-	15,150
Shares issued for cash on June 27, 2000
for exercise of warrants at $1.01 per share	65,000	-	65,650	-	-	-	65,650
Release of escrow share as compensation	-	-		-	-	-	-
Other comprehensive income
- unrealized gain (loss) on
available-for-sale securities	-	-	-	17,430	-	17,430	17,430
Comprehensive income
- net (loss) for the year	-	-	-	(1,070,773)	(1,070,773)	-	(1,070,773)
Comprehensive income (loss)				$(1,053,343)
Balance, December 31, 2000	16,380,123	-	14,410,914		(12,991,935)	(98,919)	1,320,060
				-	-	-	-
Release of escrow share as compensation			199,852	-	-	-	199.852
Other comprehensive income
- unrealized gain (loss) on
available-for-sale securities	-	-	-	102	-	1022	102
Comprehensive income
- net (loss) for the year	-	-	-	(687,689)	(687,689)	-	(687,689)

Comprehensive income (loss)				$(687,587)

Balance, September 30, 2001	16,380,123	-	$14,610,766		$(13,679,624)	$(98,817)	$832,325

QUARTERLY REPORT

BC FORM 51-901F

(Previously Form 61)

BCSC British Columbia Securities Commission

Incorporated As Part: Schedule A

X Schedule B and C

ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
MINCO MINING & METALS CORPORATION	September 30, 2001	01/11/29
Issuer's Address	Issuer's Fax No.	Issuer's Telephone No.
#1200-543 Granville St. Vancouver, BC V6C 1X8	604.688.8030	604.688.8002
Contact Person	Contact's Position	Contact's Telephone No.
Ken Cai	President & CEO	604.688.8002
Contact Email Address info@minco-mining.com	Web Site Address www.minco-mining.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature " William Meyer "	Print Full Name: William Meyer	Date Signed YY/MM/DD 01/11/29
Director's Signature " Ken Z. Cai "	Print Full Name Ken Z. Cai	Date Signed YY/MM/DD 01/11/29

SCHEDULE B:

MINCO MINING & METALS CORPORATION

Quarterly Report Supplementary Information

For the period ending September 30, 2001

1.	a)	Mineral Interests see attached financial statements

	b)	Related party transactions see attached financial statements

2.	a)	Securities issued during the period Nil

	b)	Options granted during the period Nil

3.	a)	Authorized share capital 100,000,000
Issued share capital 16,380,123

	b)	Options and warrants outstanding 1,270,600

	c)	Number of shares held in escrow 2,991,322

	d)	Directors:
Ken Cai William Meyer
Robert Callander
Hans J. Wick

SCHEDULE C:

MINCO MINING & METALS CORPORATION

Management Discussion

For the period ending September 30, 2001

Project Activity

For this reporting period, the Company's project activity focused on exploration of the Gobi Gold project in Inner Mongolia and the White Silver Mountain polymetallic project in Gansu Province, China. Exploration costs for the first nine months totaled $245,679 with $194,900 spent on Gobi Gold and $50,779 spent on White Silver Mountain. The Company will receive an expense recovery of $187,264 from Teck Corp. for underground drilling costs.

On the Gobi Gold project, an extensive summer exploration program has completed  Gobi Gold is a clastic-hosted bulk tonnage gold project located 900 kilometres south-west of Beijing in western Inner Mongolia, China. Minco has a right to earn a 75% interest in the project.

Previous programs have outlined extensive areas of gold/pyrrhotite/copper geochemistry, coincident magnetics and favorable alteration in carbonaceous shales and siltstones located in a small exclusion area within Minco's licensed area. The exclusion area hosts the presently producing gold heap leach mine operated by Minco's Inner Mongolian partner. The highlight of last year's program was the discovery of a new gold showing on Minco's license 1,000 meters south of the area of mining.

The 2001 program included IP surveys over sections of the anomalous ground and extensive trenching in the area of the new discovery. Sampling and assaying in a trench excavated to a depth of approx. 20 metres, and sampled over a continuous sample length of 8.9 metres, returned a grade of 14.79 g/t gold and 1.25% copper. A 0.5 metre interval of massive sulphides occurs at the base of this mineralized section and returned a grade of 20% copper and 11.5 g/t gold. The following table shows the individual sample results:

Sample No	Sample Length	Au g/t	Ag g/t	Cu%
X01	0.5 m	9.40	1.52	0.064
X02	0.5m	12.0	1.65	0.105
X03	0.6m	20.4	2.18	0.121
X04	0.8m	26.0	1.72	0.079
X05	1.0m	12.0	0.44	0.199
X06	0.6m	2.48	0.26	0.249
X07	1.0m	5.92	0.15	0.177
X08	0.6m	1.88	0.15	0.225
X09	0.8m	34.3	2.40	0.092
X10	1.0m	22.6	0.94	0.043
X11	1.0m	11.6	0.42	0.108
X12	0.5m	11.5	30.0	20.1

Average	8.9m (total)	14.79 g/t	0.998 g/t	1.25%

The IP surveys were completed in selected areas of prospective geology and geochemistry and magnetics which were free of sand cover. Two broad zones of anomalous I.P. and resistivity were outlined. One zone corresponds to the extension of the mined area 1,000 metres to the northeast. The second zone is coincident with and adjacent to the discovery showing and is characterized by high chargeability and very low resistivities. The preliminary interpretation indicates the anomalous source may be massive sulphides similar to the massive sulphides observed at the base of the section sampled above.

A drill program will be formulated on receipt of all of this season's technical data and final geophysical interpretations.

On going programs at the Gobi Gold Project include the continuing evaluation of Minco's seven additional license areas in the South Gobi Desert, which are prospective for gold in a Carlin-type geological setting.

At the White Silver Mountain Project, Teck Cominco Ltd, operators of the Project located 14 kilometers north of Baiyin City, Gansu Province, China, reported the completion and receipt of analytical results of 9 surface diamond drill holes earlier in the field season. The holes targeted magnetic and electromagnetic anomalies outlined in the course of district scale geological and geophysical surveys completed in 2000.

While favorable alteration and some sulphide mineralization was intersected in a number of holes, no potentially economic grades were encountered.

Teck Cominco is presently reviewing the overall project data. The principal exploration target remains the down dip and eastern extension of the "10300 shoot" in the main Xiaotieshan Mine.

The Xiaotieshan Mine is a presently operating underground mine developed on a volcanogenic massive sulphide deposit in the Baiyin Mineral District. The upper developed portion of the mine is operated by the Chinese enterprise Baiyin Non-Ferrous Metals Company ("BNMC") at a rate of 1,000 tons per day. Resources are reported to be 10,700,000 tonnes grading 1.1% copper, 3.3% lead, 5.1% zinc, 2.1 grams per tonne gold and 100 grams per tonne silver (BNMC estimate).

Minco/Teck Cominco have the right to earn an 80% interest in any depth extensions to the existing mine as well as any new ore found in the district.

At present there are no further property commitments until early 2002. No further work is contemplated in the present field season.

Financial Activity

For the first nine months of year 2001, the Company spent a total of $245,679 on its properties in China, with the Company expecting a cost recovery of $187,264 from Teck Corp. for the White Silver Mountain underground drilling completed as to June 2001. Overall administrative expenses were $492,581 compared to $580,114 for the same period in 2000. This 15% decrease mainly reflects lower office overhead and investor relation costs, which are partially offset by increases in legal and travel costs, as outlined below.

Legal costs amounted to $82,981 compared to $3,357 for the same period last year. Salary costs increased to $58,541 from $39,160, the increases are associated with the Company's on-going Form 20-F registration with the U.S. Securities & Exchange Commission. Travel costs increased to $42,298 from $25,597 for the comparable period of year 2000 due to more frequent visits to the Company's properties.

For the first three quarters of year 2001, management fees and salaries paid to its directors totaled $23,606 compared to $67,556 in 2000. In addition, the Company incurred expenses of $56,994 to its directors or corporations controlled by them, compared to paid expenses of $42,228 for the same period of year 2000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

(Registrant)

"Ken Z. Cai"

Date: November 29, 2001

Ken Z. Cai

President & CEO